                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                 SMITH ENVIRONMENTAL TECHNOLOGIES CORPORATION
           (formerly known as Canonie Environmental Services Corp.)
   ________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $0.01 per share
   ________________________________________________________________________
                        (Title of Class of Securities)


                                 832055 10 7
                   ________________________________________
                                (CUSIP Number)

       Richard M. Cashin, Jr.                 Philip H. Werner, Esq.
     399 Venture Partners, Inc.               Morgan, Lewis & Bockius
     399 Park Avenue, 14th Floor                  101 Park Avenue
       New York, New York 10043               New York, New York 10178
           (212) 559-1127                         (212) 309-6000
   ________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 9, 1995
   ________________________________________________________________________
   (Date of Event which Requires Filing of this Statement on Schedule 13D)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
   CUSIP No. 832055 10 7
   _____________________

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                399 Venture Partners, Inc.
   _________________________________________________________________________

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                    (b) /x/
   _________________________________________________________________________

   3  SEC USE ONLY
   _________________________________________________________________________

   4  SOURCE OF FUNDS*
                WC
   _________________________________________________________________________

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                          PURSUANT TO ITEMS 2(d) or (e) / /
   __________________________________________________________________________

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
   __________________________________________________________________________

                  7  SOLE VOTING POWER
     NUMBER OF              3,342,987 **and*** shares of Common Stock
      SHARES      __________________________________________________________

   BENEFICIALLY   8  SHARED VOTING POWER
                            0***
     OWNED BY     __________________________________________________________

       EACH       9  SOLE DISPOSITIVE POWER
                            3,342,987 shares of Common Stock **and***
    REPORTING     __________________________________________________________

   PERSON WITH    10   SHARED DISPOSITIVE POWER
                            0
                  __________________________________________________________

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          3,342,987 shares of Common Stock **and***
   _________________________________________________________________________

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                         EXCLUDES CERTAIN SHARES*   /x/
                          ***
   _________________________________________________________________________

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          36.5% **and***
   _________________________________________________________________________

   14  TYPE OF REPORTING PERSON*
                          CO
   _________________________________________________________________________

   *  SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Assumes 5,811,105 shares of Common Stock outstanding as reported to 399 Venture Partners, Inc. by Smith Environmental Technologies Corporation (formerly known as Canonie Environmental Services Corp.) on May 19, 1995.

   *** Does not include the 2,653,720 shares (45.7%) of Common Stock beneficially owned by E. Brian Smith and Smith Holding Corporation (formerly known as Smith Environmental Technologies Corporation), which shares are to be voted in favor of approving the terms of certain notes issued to 399 Venture Partners, Inc. and with respect to which shares of Common Stock 399 Venture Partners, Inc. has been granted a proxy and a "bring-along" right to participate in certain sales of shares, in each case, as described herein. Does not include the 371,493 shares of Common Stock owned by certain employees (and affiliates of such employees) of 399 Venture Partners, Inc., which shares may be subject to repurchase by 399 Venture Partners, Inc. upon termination of employment. Does not include the 140,667 options to acquire shares of Common Stock within 60 days which are attributable to Richard
             M. Cashin, Jr., an officer of 399 Venture Partners, Inc. and a director of the Company.

                                 SCHEDULE 13D
   CUSIP No. 832055 10 7
             ___________

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Citibank, N.A.
   ________________________________________________________________________

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                    (b) /x/
   ________________________________________________________________________

   3  SEC USE ONLY
    ________________________________________________________________________

   4    SOURCE OF FUNDS*
             Not Applicable
   ________________________________________________________________________

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                          PURSUANT TO ITEMS 2(d) or (e) / /
   ________________________________________________________________________

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
   ________________________________________________________________________

                  7 SOLE VOTING POWER
     NUMBER OF              3,342,987 shares of Common Stock **and***
                  __________________________________________________________
      SHARES
                  8 SHARED VOTING POWER
    BENEFICIALLY            0***
                  __________________________________________________________

      OWNED BY    9 SOLE DISPOSITIVE POWER
                            3,342,987 shares of Common Stock **and***
        EACH      __________________________________________________________

     REPORTING
                  10   SHARED DISPOSITIVE POWER
    PERSON WITH             0
                  __________________________________________________________

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          3,342,987 shares of Common Stock **and***
   _________________________________________________________________________

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                               EXCLUDES CERTAIN SHARES* /x/
                          ***
   _________________________________________________________________________

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          36.5%**and***
   _________________________________________________________________________

   14  TYPE OF REPORTING PERSON*
                          BK
   _________________________________________________________________________

   *  SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Assumes 5,811,105 shares of Common Stock outstanding as reported to 399 Venture Partners, Inc. by Smith Environmental Technologies Corporation (formerly known as Canonie Environmental Services Corp.) on May 19, 1995.

   *** Does not include the 2,653,720 shares (45.7%) of Common Stock beneficially owned by E. Brian Smith and Smith Holding Corporation (formerly known as Smith Environmental Technologies Corporation), which shares are to be voted in favor of approving the terms of certain notes issued to 399 Venture Partners, Inc. and with respect to which shares of Common Stock 399 Venture Partners, Inc. has been granted a proxy and a "bring-along" right to participate in certain sales of shares, in each case, as described herein. Does not include the 371,493 shares of Common Stock owned by certain employees (and affiliates of such employees) of 399 Venture Partners, Inc., which shares may be subject to repurchase by 399 Venture Partners, Inc. upon termination of employment. Does not include the 140,667 options to acquire shares of Common Stock within 60 days which are attributable to Richard
             M. Cashin, Jr., an officer of 399 Venture Partners, Inc. and a director of the Company.

                                 SCHEDULE 13D
   CUSIP No. 832055 10 7
             ___________

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Citicorp
   ________________________________________________________________________

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                    (b) /x/
   ________________________________________________________________________

   3  SEC USE ONLY
   ________________________________________________________________________

   4    SOURCE OF FUNDS*
             Not Applicable
   ________________________________________________________________________

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                          PURSUANT TO ITEMS 2(d) or (e) / /
   ________________________________________________________________________

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
   ________________________________________________________________________

                  7 SOLE VOTING POWER
     NUMBER OF              3,342,987 shares of Common Stock **and***
                  __________________________________________________________
      SHARES
                  8 SHARED VOTING POWER
    BENEFICIALLY            0***
                  __________________________________________________________
     OWNED BY
                9 SOLE DISPOSITIVE POWER
       EACH                 3,342,987 shares of Common Stock **and***
                  __________________________________________________________
     REPORTING
                  10   SHARED DISPOSITIVE POWER
    PERSON WITH             0
                  __________________________________________________________

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          3,342,987 shares of Common Stock **and***
   _________________________________________________________________________

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                             EXCLUDES CERTAIN SHARES* /x/
                          ***
   _________________________________________________________________________

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          36.5% **and***

   _________________________________________________________________________

   14  TYPE OF REPORTING PERSON*
                          CO and HC
   _________________________________________________________________________

   *  SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Assumes 5,811,105 shares of Common Stock outstanding as reported to 399 Venture Partners, Inc. by Smith Environmental Technologies Corporation (formerly known as Canonie Environmental Services Corp.) on May 19, 1995.

   *** Does not include the 2,653,720 shares (45.7%) of Common Stock beneficially owned by E. Brian Smith and Smith Holding Corporation (formerly known as Smith Environmental Technologies Corporation), which shares are to be voted in favor of approving the terms of certain notes issued to 399 Venture Partners, Inc. and with respect to which shares of Common Stock 399 Venture Partners, Inc. has been granted a proxy and a "bring-along" right to participate in certain sales of shares, in each case, as described herein. Does not include the 371,493 shares of Common Stock owned by certain employees (and affiliates of such employees) of 399 Venture Partners, Inc., which shares may be subject to repurchase by 399 Venture Partners, Inc. upon termination of employment. Does not include the 140,667 options to acquire shares of Common Stock within 60 days which are attributable to Richard
             M. Cashin, Jr., an officer of 399 Venture Partners, Inc. and a director of the Company.

             This Amendment No. 2 amends and restates the Amendment No. 1 to the Statement on Schedule 13D filed on December 5, 1994 and the Statement on Schedule 13D filed on November 22, 1994 (the "Schedule 13D") by (i) 399 Venture Partners, Inc., a Delaware corporation ("399"), by virtue of its direct beneficial ownership of the Common Stock, par value $0.01 per share ("Common Stock"), of Smith Environmental Technologies Corporation, a Delaware corporation (formerly known as Canonie Environmental Services Corp.) (the "Company"), (ii) Citibank, N.A., a national banking association ("Citibank"), by virtue of its ownership of all of the outstanding common stock of 399 and (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citibank.

             The responses in each of Items 3, 4, 5 and 6 are incorporated by reference into each of the other such Items, and should be read together.


   Item 1.  Security and Issuer.
   _______  ___________________

             Item 1 is hereby amended and restated as follows:

             This Statement on Schedule 13D relates to the Common Stock of the Company.

             The principal executive offices of the Company are located at Galleria Tower II, 13455 Noel Road, Suite 1500, Dallas, Texas 75240.


   Item 2.  Identity and Background.
   _______  _______________________

             Item 2 is hereby amended and restated as follows:

             (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to
   Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) 399, (ii) Citibank and (iii) Citicorp (collectively, the "Reporting Persons").

             Attached as Schedule A is information concerning each executive officer and director of each of the Reporting Persons; each person controlling each of the Reporting Persons; and each executive officer and director of any corporation or other person ultimately in control of each of the Reporting Persons. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

             (b) The address of the principal business and principal office of each of the Reporting Persons is 399 Park Avenue, New York, New York 10043.

             (c) 399's principal business is providing debt and equity financing to businesses in the United States. Citibank is engaged in the business of banking. Citicorp is a bank holding company principally engaged through its subsidiaries in the financial services business.

             (d) During the last five years, none of 399, Citibank, Citicorp, nor any of their respective executive officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows. In 1992, Citibank consented to orders issued by the Commission and Comptroller of the Currency, without admitting or denying allegations and findings, with respect to the proper safeguarding and restriction of cancelled securities certificates. The orders, and related facts and circumstances, were described in Current Reports on Form 8-K, dated July 21, 1992, and January 19, 1993, that Citicorp previously filed with the Commission.

             (e)  All persons named in Schedule A to this Statement on
   Schedule 13D are citizens of the United States except that: Colin Crook is a citizen of the United Kingdom, Alvaro A.C. de Souza is a citizen of Portugal, H. Onno Ruding is a citizen of the Netherlands, Shaukat Aziz is a citizen of Pakistan, Ernst W. Brutsche and Guenther E. Greiner are citizens of Germany, Dionisio R. Martin and Hubertus M. Rukavina are citizens of Argentina, Mario H. Simonsen is a citizen of Brazil, Victor
   J. Menezes and Gurvirendra S. Talwar are citizens of India and Masamoto Yashiro is a citizen of Japan.


   Item 3.  Source and Amount of Funds or Other Consideration.
   _______  _________________________________________________

             Item 3 is hereby amended and restated as follows:

             On November 21, 1994, the Company issued to 399 $10,000,000 in aggregate principal amount of the Company's Convertible Senior Subordinated Notes Due 2004 (the "Senior Subordinated Notes") and $2,000,000 in aggregate principal amount of the Company's Convertible Senior Notes Due 2004 (the "Senior Notes," and collectively with the Senior Subordinated Notes, the "Notes") pursuant to an Amended and Restated Note Purchase Agreement, dated as of November 21, 1994 (the "Note Purchase Agreement"). The source of funds to purchase the Notes was internal working capital.

   Item 4.  Purpose of Transaction.
   _______  ______________________

             Item 4 is hereby amended and restated as follows:

             The Company entered into a Stock Purchase Agreement, dated as of August 1, 1994, as amended by the First Amendment dated as of August 30, 1994, and the Second Amendment dated as of November 15, 1994, providing for the purchase by the Company of all of the capital stock of Riedel Environmental Services, Inc., an Oregon corporation ("RES") and a wholly-owned subsidiary of Riedel Environmental Technologies, Inc., an Oregon corporation ("RET") (the "Riedel Transaction"). The proceeds of the Notes purchased by 399 pursuant to the terms of the Note Purchase Agreement were used by the Company to consummate the Riedel Transaction.

             The Note Purchase Agreement requires the Company to, among other things, maintain its corporate existence and franchises; provide 399 with certain observer rights on the Company's Board of Directors; and comply with certain covenants with respect to limitations on indebtedness, affiliate transactions, restricted payments, liens, mergers and sales of assets, dividend payments and amendments to its organizational documents. The Notes are subject to acceleration upon certain Events of Default (as defined), including, but not limited to, a Change of Control of the Company (as defined). The Senior Subordinated Notes mature on the tenth anniversary of their date of issuance but are prepayable, in whole or in part, at any time at the option of the Company, subject to certain prepayment premiums. Interest on the Senior Subordinated Notes accrues at a rate of 10% per annum and is payable semi-annually, subject to the Company's right to defer a minimum of $25,000 of the interest payable on the first two interest payment dates for a specified period of time. The Senior Subordinated Notes are subordinated in right of payment to Senior Indebtedness (as defined). The Senior Notes mature on the tenth anniversary of their date of issuance but are prepayable, in whole or in part, at any time at the option of the Company, subject to certain prepayment premiums if they are repaid after October 21, 1995. Interest on the Senior Notes accrues at the higher of 10% or a Base Rate (as defined) plus 1-3/4% per annum, and is payable semi-annually. In no event shall any interest payable under the Senior Notes exceed (i) any applicable usury law or (ii) the maximum rate permitted under the Small Business Act of 1953, as amended, the Small Business Investment Act of 1958, as amended, and the rules and regulations of the Small Business Administration promulgated thereunder (13 CFR 107 et. seq.; and 13 CFR 121 et. seq.) or any similar laws, rules or regulations. The Senior Subordinated Notes are convertible at any time into Junior Convertible Preferred Stock (the "Preferred Stock"), par value $0.01 per share. The Senior Notes are convertible into Preferred Stock at any time after October 21, 1995. The Notes are convertible into Preferred Stock at the rate of 30.4878 shares of Preferred Stock for each $1,000 in principal amount of Notes, subject to certain antidilution adjustments. The Preferred Stock is convertible into Common Stock at the rate of 10 shares of Common Stock for each share of Preferred Stock, subject to certain antidilution adjustments. The Preferred Stock is entitled to participate with the Common Stock, on an as if converted basis, with respect to dividends, voting and upon liquidation, dissolution and winding up; provided, however, that, except as required by law and as to matters which the Preferred Stock is entitled to vote separately as a class, the total voting power of the Preferred Stock will not represent more than 19.9% of the total voting power of the then-outstanding Common Stock and Preferred Stock, taken together.

             Pursuant to Section 11.2 of the Note Purchase Agreement, the Company agreed to use its best efforts to obtain the Nasdaq Waiver (as described in the Note Purchase Agreement) or stockholder approval necessary to approve the terms of the Notes within 90 days following the closing of the acquisition of the Notes (the "Closing"). During such 90-day period, if such Nasdaq Waiver or approval is not obtained, 399 has agreed not to exercise any of its conversion rights under the Notes. In addition, if during the 90-day period neither the Nasdaq Waiver nor stockholder approval is obtained, 399 has agreed to negotiate with the Company in good faith for a period of not more than 120 days to amend the Notes to comply with the requirements of Nasdaq and structure an additional investment arrangement which would provide 399 with the full economic and investment equivalent of the Notes and the Preferred Stock contemplated thereby (the "New Terms"). However, if 399 and the Company fail to agree to the New Terms within such 120-day period, 399 may convert the Notes into Preferred Stock, which is then convertible into Common Stock, which could subject the Company's Common Stock to delisting from the Nasdaq National Market. There is a meeting of stockholders scheduled for this summer to ratify the issuance of the Senior Subordinated Notes and the Senior Notes.

             Except as described in this Statement on Schedule 13D, 399 acquired the Notes for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), 399 may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company, including, but not limited to, certain officers, employees or affiliates of 399.

             In the event that all or any portion of the principal amount of the Senior Subordinated Notes is repaid on any date prior to the later of (i) the second anniversary of the date of issuance of the Senior Subordinated Notes or (ii) the date following a period of 90 consecutive days during which period the Common Stock has traded on the Nasdaq National Market in unsolicited brokers transactions on each trading day of such 90-day period at a price per share of at least $7.00, subject to appropriate adjustments, then 399 or its assignees has the right to purchase from the Company up to the number of shares of Preferred Stock which would have been issuable upon conversion of the principal amount of the Senior Subordinated Notes so prepaid.

             In the event that all or any portion of the principal amount of the Senior Notes is repaid on any date after October 21, 1995 and prior to the later of (i) the second anniversary of the date of issuance of the Senior Notes or (ii) the date following a period of 90 consecutive days during which period the Common Stock has traded on the Nasdaq National Market in unsolicited brokers transactions on each trading day of such 90-day period at a price per share of at least $7.00, subject to appropriate adjustments, then 399 or its assignees has the right thereafter to purchase from the Company up to the number of shares of Preferred Stock which would have been issuable upon conversion of the principal amount of the Senior Notes so prepaid.

             As a condition to the Closing, E. Brian Smith ("Smith") and Smith Holding Corporation, a Delaware corporation (formerly known as Smith Environmental Technologies Corporation) ("SET"), entered into a Stockholders Agreement with 399 (the "Stockholders Agreement"), which Stockholders Agreement, among other things, (a) requires that Smith and SET vote all of their shares of Common Stock in favor of all matters presented by management of the Company at the stockholders meeting (currently scheduled for June 20, 1995) to approve the terms of the Notes and the Preferred Stock (the "Stockholders Meeting") and grants to 399 an irrevocable proxy coupled with an interest to vote all shares of Common Stock owned by Smith and SET solely for the matters presented at the Stockholders Meeting and (b) provides that if Smith, SET or any of their permitted transferees (a "Transferor") proposes to transfer any shares of Common Stock other than (i) to a permitted transferee, (ii) to fund a Grace Obligation (as described therein), (iii) not more than 100,000 shares per year in accordance with Rule 144 or (iv) in a publicly registered sale, the Transferor shall cause the buyer to include an offer to 399 (and any successor or assign thereof) to sell to the buyer a pro rata number of shares of Common Stock, determined as provided therein.

             The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by SET and Smith, except to the extent that the Reporting Persons are deemed to have beneficial ownership pursuant to the Stockholders Agreement.

             The Company and SET entered into a Registration Rights Agreement with 399 (the "Registration Rights Agreement"), which Registration Rights Agreement provides 399 and SET with certain registration rights with respect to their respective shares of Common Stock, including demand registration rights and piggyback registration rights as described therein.

             On December 5, 1994, 399 sold to certain of its employees (and affiliates of such employees) $200,000 in aggregate principal amount of the Senior Notes and $1,000,000 in aggregate principal amount of the Senior Subordinated Notes, representing, in each case, 10% of the respective outstanding principal amounts thereof (the "December Sale"), pursuant to a Purchase Agreement (the "Purchase Agreement"). Subject to certain conditions, 399 may repurchase securities sold to such employees (and affiliates of such employees) in the December Sale upon termination of such employee's employment.

             Richard M. Cashin, Jr., an officer of 399, became a director of the Company following the acquisition of the Notes by 399. In addition, 140,667 options to acquire shares of Common Stock within 60 days are attributable to Mr. Cashin.

             399 entered into a Securities Purchase Agreement ("Securities Purchase Agreement"), dated as of June 9, 1995, with CCT Partners I, L.P., a Delaware limited partnership (the "Partnership"), the general partner of which is an affiliate or an officer of 399. The Securities Purchase Agreement provides for the sale to the Partnership of $227,718 in aggregate principal amount of the Senior Notes and $1,138,590 in aggregate principal amount of the Senior Subordinated Notes, representing, in each case, 12.65% of the respective outstanding principal amounts thereof. Pursuant to the Supplemental Agreement, dated as of June 9, 1995, between the Partnership and 399 (the "Supplemental Agreement"), subject to certain conditions, the Partnership has assigned 399 (i) any voting rights it has with respect to the Notes (including any voting rights with respect to Preferred Stock and Common Stock acquired upon conversion of the Notes); (ii) any management rights it may enjoy, including the right to nominate or appoint directors or exercise any other rights with respect to the business operations of the Company; (iii) the right to direct the sale or other disposition of the Notes; and (iv) any other rights, other than rights to dividends or interest on the Notes or the right to receive cash or securities in exchange for the Notes in connection with any sale, transfer, conversion or redemption thereof. The limited partners of the Partnership are investment professionals employed by 399. Accordingly, the Notes and securities into which the Notes may be converted continue to be beneficially owned by the Reporting Persons.

             The foregoing summaries of certain provisions of the Note Purchase Agreement, the Notes, the terms of the Preferred Stock, the Stockholders Agreement, the Registration Rights Agreement, the Purchase Agreement, Securities Purchase Agreement and the Supplemental Agreement are qualified in their entirety by the complete text of the Exhibits hereto which are incorporated by this reference.

             Except as described in this Statement on Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedule A to this Statement on Schedule 13D, has formulated any plans or proposals which relate to or would result in:
   (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.


   Item 5.  Interest in Securities of the Issuer.
   _______  ____________________________________

             Item 5 is hereby amended and restated as follows:

             (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of June 9, 1995 is 3,342,987 shares, or approximately 36.5% of the class of securities identified in Item 1, in each case, not including (i) the 2,653,720 shares of Common Stock beneficially owned by SET and Smith, (ii) the 371,443 shares of Common Stock beneficially owned by certain employees (and affiliates of such employees) of 399 by reason of the December Sale, and (iii) the 140,667 options to acquire shares of Common Stock within 60 days which are attributable to Richard M. Cashin, Jr., an officer of 399 and a director of the Company. The percentage of the outstanding class stated in the preceding sentence is based upon 5,811,105 shares of Common Stock outstanding as of May 19, 1995 as reported to 399 by the Company.

             (b) The responses of 399, Citibank and Citicorp to Items (7) through (11) of the portions of pages 2, 3 and 4 of this Statement on
   Schedule 13D which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

             (c)  Except as otherwise disclosed in this Statement on
   Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Statement on Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days.

             (d) Except as set forth in Items 3, 4 and 5 of this Statement on Schedule 13D, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

             (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
   _______  ________________________________________________________

             Item 6 is amended and restated as follows:

             Except as set forth in Items 3 and 4 of this Statement on
   Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


   Item 7.  Material Filed as Exhibits.
   _______  __________________________

             Exhibit A    --  Amended and Restated Note Purchase
                              Agreement, dated as of November 15, 1994, by and between Smith Environmental Technologies
                              Corporation (formerly known as Canonie
                              Environmental Services Corp.) and 399
                              Venture Partners, Inc.  /without exhibits/.*

             Exhibit B    --  Form of Convertible Senior Subordinated Note
                              Due 2004.*

             Exhibit C    --  Form of Convertible Senior Note Due 2004.*

             Exhibit D    --  Form of Certificate of Designation for the
                              Junior Convertible Preferred Stock.*

             Exhibit E    --  Form of Stockholders Agreement, by and among
                              E. Brian Smith, Smith Holding Corporation
                              (formerly known as Smith Environmental
                              Technologies Corporation) and 399 Venture
                              Partners, Inc.*

             Exhibit F    --  Form of Registration Rights Agreement, by
                              and among Smith Environmental Technologies
                              Corporation (formerly known as Canonie
                              Environmental Services Corp.), Smith Holding
                              Corporation (formerly known as Smith
                              Environmental Technologies Corporation) and
                              399 Venture Partners, Inc.*

             Exhibit G    --  Form of Subsidiary Guaranty.*

             Exhibit H    --  Form of Purchase Agreement.*

             Exhibit I    --   Form of Securities Purchase Agreement.

             Exhibit J    --  Form of Supplemental Agreement




   * Previously Filed

                                  SIGNATURE

             After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this statement on Schedule 13D may be filed jointly.

   Dated: June 9, 1995


                              399 VENTURE PARTNERS, INC.

                              By: /s/ Richard M. Cashin, Jr.
                                  ______________________________________
                                   Name: Richard M. Cashin, Jr.
                                  Title: Managing Director



                              CITIBANK, N.A.

                              By: /s/ John F. Rice
                                  ______________________________________
                                   Name: John F. Rice
                                  Title: Vice President



                              CITICORP


                              By: /s/ Martin A. Waters
                                  ______________________________________
                                   Name: Martin A. Waters
                                  Title: Vice President

                                                                 Schedule A
                                                                 __________
                          399 VENTURE PARTNERS, INC.

   DIRECTORS
   _________

   William T. Comfort
   Michael J. Horgan
   Thomas E. Jones
   Frederick A. Roesch


   OFFICERS                 TITLE
   ________                 _____

   William T. Comfort       Chairman
   David F. Thomas          President
   Byron L. Knief           Senior Vice President
   Stuart L. Agranoff       Vice President and Chief Financial Officer
   Richard M. Cashin        Vice President
   Michael A. Delaney       Vice President
   Peter G. Gerry           Vice President
   Carlton Klein            Vice President
   James L. Luikart         Vice President
   Richard E. Mayberry      Vice President
   Thomas F. McWilliams     Vice President
   Olivia Murray            Vice President
   M. Saleem Muqaddam       Vice President
   Kilin To                 Vice President
   James A. Urry            Vice President

   All of the above officers are appointed to their respective offices subject to any necessary approval by the Small Business Administration.

                                                                 Schedule A
                                                                 __________

                          CITIBANK, N.A. AND CITICORP

   DIRECTORS                TITLE
   _________                _____

   D. Wayne Calloway+*       Chairman and Chief Executive Officer
                              PepsiCo, Inc.
   Colby H. Chandler+        Former Chairman and Chief Executive Officer
                              Eastman Kodak Company
   Pei-Yuan Chia+*           Vice Chairman
                              Citicorp and Citibank, N.A.
   Paul J. Collins+*         Vice Chairman
                              Citicorp and Citibank, N.A.
   Kenneth T. Derr+          Chairman and Chief Executive Officer
                              Chevron Corporation
   H.J. Haynes+*             Senior Counselor
                              Bechtel Group, Inc.
   John S. Reed+*            Chairman
                              Citicorp and Citibank, N.A.
   William R. Rhodes+*       Vice Chairman
                              Citicorp and Citibank, N.A.
   Rozanne L. Ridgway+*      Co-Chair
                              The Atlantic Council of the United States
   H. Onno Ruding+           Vice Chairman
                              Citicorp and Citibank, N.A.
   Robert B. Shapiro+        President
                              Monsanto Companies
   Frank A. Shrontz+*        Chairman and Chief Executive Officer
                              The Boeing Company
   Mario H. Simonsen+        Vice Chairman
                              Brazilian Institute of Economics
                              The Getulio Vargas Foundation
   Roger B. Smith+           Former Chairman and
                              Chief Executive Officer
                              General Motors Corporation
   Christopher J. Steffen+*  Senior Executive, Vice President
                              Citicorp and Citibank, N.A.
   Franklin A. Thomas+*      President
                              The Ford Foundation
   Edgar S. Woolard, Jr.+    Chairman and Chief Executive Officer
                              E.I. du Pont de Nemours and Company

   +  Director of Citicorp.
   *  Director of Citibank, N.A.

                                                                 Schedule A
                                                                 __________

                         CITIBANK, N.A. AND CITICORP


   OFFICERS                 TITLE
   ________                 _____

   Roberta J. Arena         Executive Vice President
   Shaukat Aziz             Executive Vice President
   James L. Bailey          Executive Vice President
   Ernst W. Brutsche        Executive Vice President
   David J. Browning        Executive Vice President
   Pei-Yuan Chia            Vice Chairman
   Paul J. Collins          Vice Chairman
   Colin Crook              Senior Technology Officer
   Alvaro A.C. de Souza     Executive Vice President
   David E. Gibson          Executive Vice President
   Dennis O. Green          Chief Auditor
   Guenther E. Greiner      Executive Vice President
   Thomas E. Jones          Executive Vice President, Principal Financial
                               Officer
   Charles E. Long          Executive Vice President and Secretary
   Alan S. MacDonald        Executive Vice President
   Dionisio R. Martin       Executive Vice President
   Robert H. Martinsen      Chairman, Credit Policy Committee
   Robert A. McCormack      Executive Vice President
   Victor J. Menezes        Executive Vice President
   Lawrence R. Phillips     Senior Human Resources Officer
   John S. Reed             Chairman
   William R. Rhodes        Vice Chairman
   John J. Roche            Executive Vice President
   H. Onno Ruding           Vice Chairman
   Hubertus M. Rukavina     Executive Vice President
   Christopher J. Steffen   Senior Executive Vice President
   Gurvirendra S. Talwar    Executive Vice President
   David S. Van Pelt        Executive Vice President
   Alan J. Weber            Executive Vice President
   Masamoto Yashiro         Executive Vice President

                                                                  Exhibit I
                                                                  _________

                        SECURITIES PURCHASE AGREEMENT
                        _____________________________



   AGREEMENT (this "Agreement") made as of this 9th day of June, 1995 by and between 399 Venture Partners, Inc., a Delaware corporation, with its principal offices at 399 Park Avenue, New York, New York and CCT Partners I, L.P., (the "Partnership") a Delaware limited partnership, with its principal offices at 399 Park Avenue, New York, New York.

             WHEREAS, 399 is the beneficial owner of certain securities;
   and

             WHEREAS, based on the representations, warranties and covenants herein contained, the Partnership wishes to purchase and CVC desires to sell the said securities.

             NOW, THEREFORE, in consideration of the mutual promises hereinafter contained, the parties hereby agree as follows:

   1.  Purchase and Sale of the Securities
       ___________________________________

       1.1 Subject to the terms and conditions hereof, the Partnership hereby purchases for good and valuable consideration (the "Purchase Price") from 399, and 399 hereby sells and assigns to the Partnership, the securities listed on Schedule A attached hereto (the "Securities").

       1.2 399 herewith delivers the Securities to the Partnership and acknowledges receipt of the Purchase Price in accordance with the terms of the General Agreement, dated as of April 28, 1995, among Citicorp Venture Capital, Ltd., the Partnership, Citibank, N.A. and CCT I Corporation.

   2.  Representations and Warranties by 399
       _____________________________________

       399 represents and warrants to the Partnership as follows:

       (a) 399 is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all necessary power and authority to enter into and perform its obligations under this Agreement;

       (b) This Agreement has been duly and validly authorized, executed and delivered by 399 and is binding on and enforceable against 399 in accordance with its terms;

       (c) 399 is the sole and exclusive beneficial owner of all rights, title and interest in and to the Securities, free and clear of all claims, encumbrances of any nature whatsoever; and

       (d) Upon the reissuance of the Securities in the name of the Partnership and delivery of the Securities to the Partnership as provided for herein, good title to the Securities, free and clear of all security interests, liens, claims, charges, options and encumbrances of every kind and nature whatsoever will pass to the Partnership, and 399 will execute and deliver to the Partnership such documents and take such further action as may be reasonably requested by the Partnership in order to transfer ownership of and title to the Securities to the Partnership.

   3.  Representations and Warranties by the Partnership
       _________________________________________________

       The Partnership represents and warrants to 399 as follows:

       (a) The Partnership is a limited partnership formed under the laws of the State of Delaware, with all necessary power and authority to enter into and perform its obligations under this Agreement;

       (b) This Agreement has been duly and validly authorized, executed and delivered by the Partnership and is binding on and enforceable against the Partnership in accordance with its terms; and

       (c) The Partnership is acquiring the Securities for investment purpose and not for or with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended.

   4.  Survival of Representations
       ___________________________

       The parties hereto each agree that all representations, warranties, covenants and agreements contained herein shall survive the execution and delivery of the Agreement and any investigation or audit made by any party hereto.

   5.  General
       _______

       This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. It may not be altered, amended or supplemented except by an agreement in writing signed by both parties. It shall be governed by and construed in accordance with the laws of the State of New York. It shall be binding upon the parties and their respective successors and assigns. This Agreement may be executed in counterparts, each of which shall be deemed an original and both of which shall constitute one and the same instrument.

                            399 VENTURE PARTNERS, INC.

                            By:____________________________________
                                  Name:  William T. Comfort
                                  Title: Chairman



                            CCT PARTNERS I, L.P.

                            By:  CCT I CORPORATION,
                                 its general partner

                            By:____________________________________
                                  Name:  William T.Comfort
                                  Title: President and Chairman

                                  SCHEDULE A
                                  __________


                 Smith Environmental Technologies Corporation
           (formerly known as Canonie Environmental Services Corp.)



                            Securities Description
                            ______________________

     Convertible Senior Subordinated Note in the amount of $1,138,590.00
             Convertible Senior Note in the amount of $227,718.00

                                                                  Exhibit J
                                                                  _________

                            SUPPLEMENTAL AGREEMENT


             Supplemental Agreement (this "Agreement"), dated as of June 9, 1995, between CCT Partners I, L.P., a Delaware limited partnership (the "Partnership"), and 399 Venture Partners, Inc., a Delaware corporation ("399").


                             W I T N E S S E T H:

             WHEREAS, the Partnership has purchased as of the date hereof a portion (the "Partnership Investment") of a venture capital investment made by 399 (the "399 Investment") in Smith Environmental Technologies Corporation, formerly Canonie Environmental Services Corp. ("Smith") comprised of convertible debt instruments (such convertible debt instruments, any security into which they are directly or indirectly converted and any Smith security acquired by 399 in the future, the "Securities"); and

             WHEREAS, the parties now desire to set forth herein their understanding and agreement with respect to certain matters related to the powers of voting and disposition of the Securities;

             NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration the parties hereto hereby agree as follows:


             1. At the written request of 399 or as required by the terms of the underlying business transaction, the Partnership agrees to enter into any applicable stockholder, stock purchase, voting, transfer or other agreement that 399 agrees to enter, or has entered, at any time covering the Securities and to which Smith or some or all of the other holders of Securities are parties (an "Investment Agreement").

             2. At the written request of 399, subject to any applicable security interest granted by the Partnership in the Securities constituting the Partnership Investment, the Partnership agrees to assign to 399 (i) any voting rights it has with respect to the Securities constituting the Partnership Investment; (ii) any management rights it may enjoy by virtue of being a party to an Investment Agreement, including any right, alone or in conjunction with 399 or one or more of the other parties to the Investment Agreement, to nominate or appoint directors of Smith or to exercise any other rights with respect to the business or operations of Smith; (iii) the right to direct the sale or other disposition of the Securities constituting a Partnership Investment; provided, however, that, subject to Section 5, such sale or other disposition shall be on the same terms and conditions, and in the same proportion, as the sale or other disposition of the Securities constituting the remaining portion of the 399 Investment; and (iv) any other rights it has acquired as a result of such Partnership Investment, other than rights to dividends or interest on the Securities constituting such Partnership Investment or the right to receive cash or Securities in exchange for the Securities constituting the Partnership Investment in connection with any sale, transfer, conversion or redemption thereof.

             3. If the rights described in Section 2 are not assigned to 399 in the manner set forth above, the Partnership agrees, if requested in writing by 399, to exercise such rights in the manner directed by 399.
             4. 399 shall have the right to exercise any and all voting, management or other rights acquired as a result of the 399 Investment or any future investment by 399 in Securities (including any rights assigned or transferred to 399 hereunder) without the prior written consent of the Partnership and in the same manner as if the Partnership's share of such 399 Investment were owned directly by 399.

             5. 399 and the Partnership agree that any transfer, sale or other disposition (a "Sale") by 399 of any Securities held by 399 shall include a Sale by the Partnership, on the same terms and conditions, of an amount of Securities in each class bearing the same proportion to the total amount of Securities in such class to be sold as the amount of Securities in such class comprising the Partnership Investment bears to the amount of Securities in such class comprising the 399 Investment.

             6. If 399 determines to make an additional investment (the "Total Additional Investment") prior to July 1, 1999 in Smith, the Partnership shall make a portion of such investment. The amount that the Partnership shall invest (the "Partnership's Follow-On Investment") shall bear the same proportion to the Total Additional Investment as the Partnership Investment bears to the 399 Investment. The amount that 399 shall invest shall be the difference between the Total Additional Investment and the Partnership's Follow-On Investment.

             7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the choice of law provisions thereof.

             IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the date first written above.


                            399 VENTURE PARTNERS, INC.

                            By:  _______________________________________
                                 Title:



                            CCT PARTNERS I, L.P.

                            By:  CCT I Corporation, its general partner

                            By:  _______________________________________
                                 Title:    President and Chairman